                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                    FORM 11-K



            (Mark One)

   [ X ] ANNUAL  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1993

                                       OR

   [   ] TRANSITION  REPORT  PURSUANT TO  SECTION  15(d)  OF  THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                  to


   Commission file number 1-170-2

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AMOCO EMPLOYEE SAVINGS PLAN


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AMOCO CORPORATION
                             200 East Randolph Drive
                             Chicago, Illinois 60601
                             Telephone 312-856-6111

                                    SIGNATURE

   The Plan

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     AMOCO EMPLOYEE SAVINGS PLAN

                                     By State Street Bank and Trust Company,
                                     Plan Trustee and Administrator



   Date:  June 15, 1994              By:          James E. Murphy
                                                  James E. Murphy
                                         Vice President, Plan Administrator






















                                      2.

   REPORT OF INDEPENDENT ACCOUNTANTS


   To the Board of Directors of Amoco Corporation

   In our opinion, the accompanying statement of financial position and the related statement of income, expenses, and changes in plan equity present fairly, in all material respects, the financial position of the Amoco Employee Savings Plan at December 31, 1993 and December 31, 1992, and the results of its operations and the changes in its plan equity for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of financial position and statement of income, expenses, and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and the income, expenses and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






   PRICE WATERHOUSE

   Chicago, Illinois
   June 15, 1994





                                      3.

                          AMOCO EMPLOYEE SAVINGS PLAN


                        STATEMENT OF FINANCIAL POSITION


                                               Year Ended December 31,
                                                1993            1992
                                               (thousands of dollars)


   ASSETS

   Investments:
     Amoco Stock Fund                       $  1,898,020    $  1,808,637
     Cyprus Stock Fund                            15,149          20,768
     Money Market Fund                           418,526         476,263
     U.S. Savings Bonds                           24,339          21,242
     The Balanced Fund                            80,530              --
     Bond Index Fund                              25,202              --
     Equity Index Fund                            87,618              --
      Total Investments                        2,549,384       2,326,910
   Cash held for disbursements                       394             321
   Participant loans receivable                  136,666         125,861
       Total assets                         $  2,686,444    $  2,453,092

   LIABILITIES AND PLAN EQUITY

   Plan equity                              $  2,686,444    $  2,453,092
       Total liabilities and plan equity    $  2,686,444    $  2,453,092


       The accompanying notes are an integral part of these statements.













                                      4.

                              AMOCO EMPLOYEE SAVINGS PLAN

      STATEMENT OF INCOME, EXPENSES, AND CHANGES IN PLAN EQUITY (PAGE 1 OF 2)
                        For the year ended December 31, 1993
                               (thousands of dollars)

                                             Amoco        Cyprus        Money
                                             Stock        Stock         Market      U.S. Savings
                                             Fund          Fund          Fund          Bonds
   Additions of assets attributed to:

     Employee contributions            $        78,499$         -- $        27,608$       2,307
     Employer contributions                     80,487          --              --           --
     Forfeitures (net)                            (279)         --             288           (4)
     Realized gains (losses) on sales
       of investments                           57,420         (64)             --         (852)
     Change in unrealized
       appreciation (depreciation) in
       fair value of investments                78,631      (3,231)              --        2,186
     Interest and dividends                     77,601         517          22,076           84
     Participant loans (net)                        84        (509)        (14,708)        (465)
     Interfund transfers (net)                (176,439)       (966)          7,340        1,308

       Total additions                         196,004      (4,253)         42,604        4,564

   Deductions of assets attributed to:

     Distributions to participants            (106,274)     (1,364)       (100,147)      (1,467)
     Administrative expenses                      (347)         (2)           (194)          --

       Total deductions                       (106,621)     (1,366)       (100,341)      (1,467)

     Net increase (decrease) in plan
       equity during the year                   89,383      (5,619)        (57,737)       3,097

   Net assets available for plan benefits:

     Beginning of year                       1,808,637      20,768         476,263       21,242

     End of year                       $     1,898,020$     15,149 $       418,526$      24,339


                                      5.

                              AMOCO EMPLOYEE SAVINGS PLAN

      STATEMENT OF INCOME, EXPENSES, AND CHANGES IN PLAN EQUITY (PAGE 2 OF 2)
                          For the year ended December 31, 1993
                                 (thousands of dollars)

                                                                            Cash
                                                                        Disbursements
                                                      Bond      Equity   Account and
                                        Balanced     Index       Index   Participant
                                          Fund        Fund       Fund       Loans       Total
   Additions of assets attributed
   to:
     Employee contributions           $    6,910 $    2,515  $    9,419 $       --  $   127,258
     Employer contributions                   --         --          --         --       80,487
     Forfeitures (net)                        (2)        --          (3)        --           --
     Realized gains (losses) on
      sales of investments                 1,324        160         230         --       58,218
     Change in unrealized
      appreciation (depreciation) in
      fair value of investments            1,366        648       4,298                  83,898
     Interest and dividends                  354         72         352        235      101,291
     Participant loans (net)                 374        185         659     14,380           --
     Interfund transfers (net)            72,085     22,216      74,456         --           --

       Total additions                    82,411     25,796      89,411     14,615      451,152

   Deductions of assets attributed to:

     Distributions to participants        (1,696)      (564)     (1,730)    (3,587)    (216,829)
     Administrative expenses                (185)       (30)        (63)      (150)        (971)

      Total deductions                    (1,881)      (594)     (1,793)    (3,737)    (217,800)

     Net increase (decrease) in plan
      equity during the year              80,530     25,202      87,618     10,878      233,352

   Net assets available for plan benefits:

     Beginning of year                        --         --          --    126,182    2,453,092

     End of year                      $   80,530 $   25,202  $   87,618 $  137,060  $ 2,686,444


                   The accompanying notes are an integral part of this statement.

                                      6.

                           AMOCO EMPLOYEE SAVINGS PLAN
                             _______________________

                          NOTES TO FINANCIAL STATEMENTS


   1.    Description of the Plan:

        Amoco Corporation established the Employee Savings Plan of Amoco Corporation and Participating Companies (the "Savings Plan") effective July 1, 1955. The Savings Plan was amended from time to time and was amended in its entirety and restated effective October 1, 1991. The Savings Plan is now known as the Amoco Employee Savings Plan (the "Plan"). The Plan includes all approved companies of the controlled group of corporations included in the consolidated Federal income tax return of Amoco Corporation (the "Company"). The purpose of the Plan is to encourage employees in the regular savings of a part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions will be held in a trust by an independent trustee for the benefit of participating employees. State Street Bank and Trust Company ("State Street Bank") is the Trustee of the Plan and replaced the Company as Plan Administrator, effective October 1, 1991. The Company reserves the right to make any changes to or terminate the Plan.

        Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. A specified portion of the employee contribution up to a maximum 6 percent, is matched by the Company, in the form of contributions to the Amoco Stock Fund.

        There were 32,250 participants of the various companies in the Plan at December 31, 1993, of which 30,422 were current employees. Participants are fully vested in their contributed accounts. Vesting in Company contributed accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to decrease the Company contributions and pay administrative expenses of the Plan.

        All reasonable and necessary Plan administrative expenses are paid out of the Plan trust or paid by the Company. Generally, fees and expenses related to investment management of each fund are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment elections. Fees and expenses associated with U.S. Savings Bonds are paid as costs and expenses of the Plan.

        Effective February 1, 1993,  the Plan was amended  to add three  new
   investment  options:   the Balanced  Fund, the  Bond Index Fund,  and the
   Equity


                                      7.

   Index Fund. The contributions made by participating companies are invested by the Trustee in the Amoco Stock Fund. Apart from the participating Company contributions, each participating employee may direct that any or all cash consisting of his contributions and income credited to his accounts shall be invested or held by the Trustee in one or more of the following elections: Amoco Stock Fund, Money Market Fund, U.S. Savings Bonds, Balanced Fund, Bond Index Fund, or Equity Index Fund.

   Amoco Stock Fund

        Most Amoco Stock Fund money is used by the Trustee to purchase shares of Company common stock. The balance is held as cash or is used to purchase short-term investments and other public and private debt, equity, and derivative securities (including options and futures contracts). The Trustee, as directed by the fund manager, makes purchases and sales of securities on the open market, in privately negotiated transactions or otherwise.

        The percentage of assets of the Amoco Stock Fund in investments other than Company common stock under normal circumstances is about 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time. The percentage of assets of the Amoco Stock Fund in investments other than Company common stock, primarily consisting of cash equivalents, at year-end December 31, 1993, was 5 percent.

        Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his investment in the fund to all Plan participants. Participants' balances in the Amoco Stock Fund are denominated in "units." The value of a unit upon the establishment of the Amoco Stock Fund at October 1, 1991 was $10.00. The value of a unit fluctuates in response to various factors including, without limitation, the price of and dividends paid on common stock, earnings and losses on other investments in the fund and the mix of assets in the fund among Amoco common stock and other investments. At December 31, 1993, there were 169,047,312 units in the fund at a unit value of $11.22. The manager of the Amoco Stock Fund is State Street Bank.

   Cyprus Stock Fund

        Almost all of the Cyprus Stock Fund is comprised of shares of Cyprus AMAX Minerals Company ("Cyprus") common stock. For liquidity purposes, a portion of the fund is kept as cash or placed in short-term investments. Shares of Cyprus common stock and other Cyprus securities are not allocated to participants' accounts; instead, their balances in the Cyprus Stock Fund

                                      8.
   are denominated in units. The value of a unit upon establishment of the Cyprus Stock Fund at October 1, 1991 was $5.00. The value of a unit fluctuates in response to various factors including, without limitation, the price of and dividends paid on Cyprus securities, earnings and losses on other investments in the fund and the mix of assets in the fund. At December 31, 1993, there were 2,315,002 units in the fund at a unit value of $6.54. The manager of the Cyprus Stock Fund is State Street Bank. Current contributions cannot be allocated to this fund. Participants may elect, however, to liquidate their investment in the Cyprus Stock Fund.

   Money Market Fund

        Amounts invested in the Money Market Fund are in the Institutional Cash Management Fund for Directed Accounts (the "Cash Management Fund") established in 1984, under the First National Bank of Chicago Group Trust for Pensions and Profit Sharing Trusts. The exclusive investment of the Cash Management Fund is in the Brinson Trust Company Collective Investment Trust for Pension and Profit Sharing Trusts (the "Brinson
   Collective Trust"). The types of investments the Brinson Collective Trust may invest in include U.S. Treasury obligations, commercial paper, bank deposits, certificates of deposit, bonds, debentures, publicly available money market funds, loan participation and other obligations; provided that no more than 20 percent of the value of the Brinson Collective Trust may be invested in longer-term investments. As of December 31, 1993, the fund was invested primarily in cash equivalents. The manager of the Money Market Fund is Brinson Partners, Inc. of Chicago. The fund manager is responsible for the selection of securities to be purchased for the Money Market Fund.

   U.S. Savings Bonds

        Participant contributions in U.S. Savings Bonds are invested by the Trustee in the most recent offering issued by the U.S. Treasury. Contributions are held in participants' accounts until they are invested in U.S. Savings Bonds.

   Balanced Fund

        The Balanced Fund is a diversified fund which offers investors a mixture of stocks and bonds. The fund is balanced by an exposure to the equity markets of approximately 60 percent and an exposure to the fixed income markets of approximately 40 percent. The equity component includes exposure to both the domestic and foreign markets. For additional liquidity, a portion of the Balanced Fund is invested in State Street's Short Term Investment Fund composed of various short-term financial instruments. State Street Global Advisors Inc., a subsidiary of State Street Bank, is the investment manager of the Balanced Fund.

                                      9.

   Bond Index Fund

        The Bond Index Fund is invested primarily in Bankers Trust's commingled BT Pyramid Broad Market Fixed Income Index Fund ("BT Broad Market Fund"). The BT Broad Market Fund is part of the BT Pyramid Trust of Bankers Trust Company, of which Bankers Trust Company is the trustee. A small portion of the Bond Index Fund is held in money market and other short-term instruments and U.S. Treasury futures contracts for liquidity purposes. The investment manager of the Bond Index Fund is Bankers Trust Company.

   Equity Index Fund

        The Equity Index Fund is invested primarily in the BT Pyramid Equity Index Fund. The BT Pyramid Equity Index Fund is part of the BT Pyramid Trust of Bankers Trust Company. A small portion of the Equity Index Fund is invested in short-term investments and derivative instruments, such as S&P's 500 futures contracts, for liquidity purposes. The Equity Index Fund is managed by Bankers Trust Company.

        During 1993, participants in the Plan were limited in the amount they could transfer per month from the existing investment options to the new investment options for a six-month period, February through July 1993, to insure overall liquidity and the prompt processing of transactions. During the transition period to the new investment options, the maximum amount a Plan participant could transfer once per month from the existing investment options (Amoco Stock Fund, Cyprus
   Stock Fund, Money Market Fund, and U.S. Savings Bonds) to the new investment options (Balanced Fund, Bond Index Fund, and Equity Index
   Fund) was the greater of 10 percent of existing investment options of a participant's accounts or up to $5,000 in total existing investment options of a participant's accounts. There was no restriction on the amount of funds which could be transferred among existing investment options, among the new investment options or from new investment options to the existing investment options.

   2.   Summary of Significant Accounting Policies:

        Common stock of the Company and of Cyprus are valued at the closing market price on the New York Stock Exchange. Common stock of other companies included in the Amoco Stock Fund and common stock of equities in other funds are also valued at market prices. Series "E" and "EE" Bonds are valued at the current redemption value prescribed by U.S. Treasury Department regulations. Interests in the Money Market Fund are valued at cost, which approximates market value. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds, or market value, to the average cost (see Note 5).


                                      10.

   3.   Investments:

        The composition of various savings plan funds as of December 31, 1993 and 1992 was as follows:
                                                 Year Ended December 31,
                                                    1993         1992
                                                   (thousands of dollars)
   Amoco Stock Fund
     Amoco Corporation common stock, at market
       value; 33,989,004 shares and 27,450,823
       shares, respectively (cost -- $1,533,749
       and $1,111,893 respectively)               $1,797,169  $1,338,228
     Other security investments, composed of
       common stock of integrated oil companies
       at market value (cost $428,197, at December
       31, 1992)                                          --     425,712
     Cash equivalents                                102,235      34,173
     Interest, dividends, and other receivables       (1,384)     10,524
     Total                                         1,898,020   1,808,637

   Cyprus Stock Fund
     Cyprus common stock, at market
       value;  569,245 shares and 611,345 shares,
       respectively (cost -- $6,765 and
       $3,245, respectively)                          14,729      19,257
     Cash equivalents                                    419         939
     Interest and other receivables                        1         572
     Total                                            15,149      20,768

   Money Market Fund
     Cash equivalents                                417,092     474,000
     Interest and other receivables                    1,434       2,263
     Total                                           418,526     476,263

   U.S. Savings Bonds
     Series "E" Bonds, $25 denomination, at
       redemption value;  392 units and 395
       units, respectively (cost -- $7 and
       $7, respectively)                                  44          83
     Series "EE" Bonds, $50-$100 denomination,
       at redemption value;  835,636 units and
       745,072 units, respectively (cost --
       $20,962 and $18,751, respectively)             24,117      21,037
     Cash equivalents                                    178         122
     Total                                            24,339      21,242

                                   11.

                                                 Year Ended December 31,
                                                    1993        1992
                                                 (thousands of dollars)
     Balanced Fund
       S&P 500 with futures, at market value;
         447,306 units (cost -- $29,378)             31,111           --
       Daily Bond Market Fund, at market value;
         1,875,045 units (cost -- $21,072)           21,496           --
       EAFE Daily, at market value; 1,493,778
         units (cost--$15,248)                       14,724           --
       Midcap Index Fund at market value;
         182,281 units (cost -- $3,027)               3,254           --
       Short-Term Investment Fund                     9,552           --
       Interest, dividends, and other receivables       393           --
       Total                                         80,530           --

     Bond Index Fund
       BT Broad Market Fund, at market value;
         16,250,679 units (cost -- $24,337)          24,990           --
       Liquid Asset Fund, at market value;
         554,858 units (cost -- $554)                   554           --
       Interest, dividends, and other receivables      (342)          --
       Total                                         25,202           --

     Equity Index Fund
       BT Pyramid Equity Index Fund, at market
         value; 87,418 units (cost -- $82,185)       86,426           --
       Liquid Asset Fund, at market value;
         37,303 units (cost -- $37)                      37           --
       Interest, dividends, and other receivables     1,155           --
       Total                                         87,618           --

     Total investments                           $2,549,384   $2,326,910

                                    12.

   4.   Participant Loans:

        Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

   5.   Sales, Redemptions, and Distributions of Securities:

        The aggregate of income realized from sales, redemptions, and distributions of securities in participants' accounts for the year ended December 31, 1993, was as follows:
                                                   Average      Gains(Losses)
   Securities                     Proceeds          Cost          Realized
                                             (thousands of dollars)

   Amoco Stock Fund             $  1,083,511    $  1,026,091    $     57,420
   Cyprus Stock Fund                   6,029           6,093             (64)
   U.S. Savings Bonds                  7,110           7,962            (852)
   Balanced Fund                      45,055          43,731           1,324
   Bond Index Fund                     6,758           6,598             160
   Equity Index Fund                   5,764           5,534             230
     Total                      $  1,154,227    $  1,096,009    $     58,218

        Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year.

   6.   Taxes:

        The Company believes that the Plan qualifies under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that the related Trust is exempt from Federal income taxes under section 501(a) of the Code. The Company intends during 1994 to request a ruling from the Internal Revenue Service that the Plan and Trust, as amended as of the date of such request, qualify under sections 401(a) and 501(a) of the Code, respectively. The Company reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.

                                      13.

        Under present Federal income tax laws, it is expected that a participant will not be subject to income taxes on amounts contributed by the Company or on income accrued to the participant account until part or all of the participant account is withdrawn or distributed. Gains and losses on the sale of securities within a participant account are not reportable for income tax purposes unless withdrawn.

   7.   Unrealized Appreciation on Investments:

        Unrealized appreciation on investments held, expressed in thousands of dollars, amounted to $83,898 during 1993. This amount has been reflected in the statement of income, expenses, and changes in plan equity for the period. Such amounts were computed in a manner similar to that discussed in Note 5 for computing realized income from sales, redemptions and distributions to securities.

   8.   Withdrawals and Forfeitures:

        Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1993, the balance of participants' accounts withdrawn, expressed in thousands of dollars, totaled $217,117. Disbursements in cash or securities in settlement of such accounts amounted to $216,829. The difference of $288 represented the total amount of participating company distributions forfeited during that period.













                                      14.